

Mail Stop 3561

March 16, 2010

<u>By U.S. Mail</u>

C. Geoffrey Hampson
Chief Executive Officer
Live Current Media Inc.
375 Water Street, Suite 645
Vancouver, British Columbia V6B5C6, Canada

> **Re: Live Current Media Inc.**
> **Amendments Nos. 1 and 2 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2008**
> **Filing Date: September 11, 2009 and October 26, 2009**
> **File No. 0-29929**

Dear Mr. Hampson:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief